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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

SINCLAIR BROADCAST GROUP, INC.
(Name of Subject Company (Issuer))

SINCLAIR TELEVISION GROUP, INC.
(Name of Filing Person (Offeror))

3.0% Convertible Senior Notes due 2027 4.875% Convertible Senior Notes due 2018 (Title of Class of Securities)	829226AW9 829226AU3 (CUSIP Number of Class of Securities)

David D. Smith
Chairman of the Board, President and Chief Executive Officer
Sinclair Television Group, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030
(410) 568-1500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Grill, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, D.C. 20037
(202) 663-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$429,044,000	$23,941

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of the $294.3 million in aggregate principal amount outstanding of 3.0% Convertible Senior Notes due 2027 at the offer price of $980 per $1,000 principal amount, and the $143.5 million in aggregate principal amount outstanding of 4.875% Convertible Senior Notes due 2018 at the offer price of $980 per $1,000 principal amount.

**
$55.80 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 5 for fiscal year 2009.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$23,941.
Form or Registration No.:	Schedule TO-I.
Filing party:	Sinclair Television Group, Inc.
Date filed:	October 8, 2009.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13d-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 INTRODUCTORY STATEMENT

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, as previously amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, relating to the offers by Sinclair Television Group, Inc., a Maryland corporation ("Sinclair Television Group" or the "Company"), to purchase for cash any and all of the $294.3 million aggregate principal amount outstanding of 3.0% Convertible Senior Notes due 2027 (the "3.0% Notes") at a price of $980 per $1,000 in principal amount, and the $143.5 million aggregate principal amount outstanding of 4.875% Convertible Senior Notes due 2018 (the "4.875% Notes" and, together with the 3.0% Notes, the "Securities") at a price of $980 per $1,000 in principal amount, of the Company's parent, Sinclair Broadcast Group, Inc., a Maryland corporation ("Sinclair"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 8, 2009 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All capitalized terms used in this Amendment No. 4 but not defined have the meanings ascribed to them in the Offer to Purchase.

        All of the information set forth in the Offer to Purchase and the Letter of Transmittal is expressly incorporated by reference herein in answer to all items in this Amendment No. 4, and as more particularly set forth below:

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)    Material Terms.    The information set forth under the caption "The Offers—Conditions of the Offers; Extension; Amendment; Termination—Transaction Conditions" in the Offer to Purchase is amended and supplemented by the following information:

        The Financing Condition, as set forth in clause (ii) of the first paragraph, and the condition that the Company obtains an amendment to the Bank Credit Agreement to allow the sale of the Second Lien Notes, as set forth in clause (iii) of the first paragraph, have both been satisfied as of October 29, 2009. In satisfaction of the Financing Condition, on October 29, 2009 the Company issued $500 million aggregate principal amount of the Second Lien Notes pursuant to an indenture (the "Indenture") by and among the Company, the guarantors identified therein and U.S. Bank National Association. Concurrently with the issuance of the Second Lien Notes, the Company entered into a fourth amended and restated credit agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A., the guarantors party thereto and the lenders party thereto. The Credit Agreement amends and restates the Company's third amended and restated credit agreement to, among other things, allow for the issuance of the Second Lien Notes in satisfaction of the condition set forth in clause (iii) of the first paragraph.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (e)    Agreements Involving the Subject Company's Securities.    This Item 5(e) is amended and supplemented by the following information:

        Sinclair is a party to the following agreement in connection with the listed series of securities:

  •
  Second Lien Notes: Indenture, dated as of October 29, 2009, among Sinclair Television Group, Inc., as Issuer, Sinclair Broadcast Group, Inc. and the other guarantors named therein, as Guarantors, and U.S. Bank National Association, as Trustee.

        A description of the Second Lien Notes is set forth under the caption "Second Lien Notes Offering" under Item 1.01 of Sinclair's Current Report on Form 8-K filed on October 29, 2009 and incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)    Source of Funds.    The information set forth under the caption "Source of Funds" in the Offer to Purchase is supplemented by the information set forth under the caption "Second Lien Notes Offering" under Item 1.01 of Sinclair's Current Report on Form 8-K filed on October 29, 2009 and incorporated herein by reference.

        (b)    Conditions.    The information set forth under the caption "The Offers—Conditions of the Offers; Extension; Amendment; Termination—Transaction Conditions" in the Offer to Purchase is amended and supplemented by the information set forth under Item 4(a) of this Amendment No. 4 and incorporated herein by reference.

        (d)    Borrowed Funds.    The information set forth under the caption "Source of Funds" in the Offer to Purchase is supplemented by the information set forth under the caption "Second Lien Notes Offering" under Item 1.01 of Sinclair's Current Report on Form 8-K filed on October 29, 2009 and incorporated herein by reference.

ITEM 11.    ADDITIONAL INFORMATION.

        (b)    Other Material Information.    The information in the Offer to Purchase under the caption "Incorporation of Certain Documents by Reference" is amended and supplemented by adding the following bullet point:

  •
  Sinclair's Current Report on Form 8-K, filed with the Commission on October 29, 2009.

ITEM 12.    EXHIBITS.

        The Index to Exhibits appearing after the signature page is incorporated herein by reference.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

SINCLAIR TELEVISION GROUP, INC.
	By:	/s/ DAVID B. AMY
		Name:	David B. Amy
		Title:	Secretary
Date: October 29, 2009

 Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated October 8, 2009.*
(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9), as amended.*
(a)(5)(i)	Press Release, dated August 20, 2009 (incorporated herein by reference from the Schedule TO-C filed on August 21, 2009).*
(a)(5)(ii)	Press Release, dated October 8, 2009.*
(a)(5)(iii)	Press Release, dated October 16, 2009.*
(a)(5)(iv)	Press Release, dated October 29, 2009 (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed October 29, 2009).
(b)(1)	Indenture, dated as of October 29, 2009, among the Company, the guarantors identified therein and U.S. Bank National Association, as trustee and collateral agent (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed October 29, 2009).
(d)(1)	Senior Indenture, dated as of May 10, 2007 between Sinclair Broadcast Group, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on May 11, 2007).*
(d)(2)	First Supplemental Indenture, dated as of May 10, 2007 between Sinclair Broadcast Group, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on May 11, 2007).*
(d)(3)	Indenture, dated as of May 20, 2003 between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-4 No. 333-107522).*
(d)(4)	Indenture, dated as of March 14, 2002, between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as trustee (incorporated herein by reference from Sinclair's Annual Report on Form 10-K for the year ended December 31, 2001).*
(d)(5)	Form of Subordinated Indenture between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on December 16, 1997).*
(d)(6)	Ninth Supplemental Indenture, dated as of May 13, 2005, between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on June 21, 2005).*
(d)(7)	Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and William Richard Schmidt, as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-1 No. 33-90682).*
(d)(8)	Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and C. Victoria Woodward, as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-1 No. 33-90682).*
(d)(9)	Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and Dyson Ehrhardt, as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-1 No. 33-90682).*
(d)(10)	Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and Mark Knobloch, as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-1 No. 33-90682).*

Exhibit Number	Description
(d)(11)	1996 Long-Term Incentive Plan for Sinclair Broadcast Group, Inc. (incorporated herein by reference from Sinclair's Annual Report on Form 10-K/A for the year ended December 31, 1996).*
(d)(12)	First Amendment to 1996 Long-Term Incentive Plan for Sinclair Broadcast Group, Inc. (incorporated herein by reference from Sinclair's Proxy Statement on Schedule 14A for the year ended December 31, 1998).*
(d)(13)	Form of Restricted Stock Award Agreement (incorporated herein by reference from Sinclair's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).*
(d)(14)	Stock Appreciation Right Agreement between Sinclair Broadcast Group, Inc. and David D. Smith dated April 2, 2007 (incorporated herein by reference from Sinclair's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).*
(d)(15)	Stock Appreciation Right Agreement between Sinclair Broadcast Group, Inc., and David D. Smith dated April 1, 2008 (incorporated by reference from Sinclair's Report on Form 10-Q filed on May 9, 2008).*
(d)(16)	Director Compensation (incorporated herein by reference from Sinclair's Annual Report on Form 10-K for the year ended December 31, 2005).*
(d)(17)	Stockholders' Agreement, dated April 19, 2005, by and among the Smith brothers (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on April 26, 2005).*

*
Previously filed on Schedule TO.

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INTRODUCTORY STATEMENT
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURE
Index to Exhibits